Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated December 3, 2013	Registration Statement No. 333-173395
Supplementing the Preliminary
Prospectus Supplement dated December 2, 2013
(To Prospectus dated April 8, 2011)

RPM International Inc.

2.25% Convertible Senior Notes due 2020

The information in this pricing term sheet relates to RPM International Inc.’s offering (the “Offering”) of its 2.25% Convertible Senior Notes due 2020 and should be read together with the preliminary prospectus supplement dated December 2, 2013 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated April 8, 2011, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-173395.

Issuer:	RPM International Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	RPM / New York Stock Exchange (“NYSE”).

Securities Offered:	2.25% Convertible Senior Notes due 2020 (the “Notes”).

Aggregate Principal Amount Offered:	$200,000,000 aggregate principal amount of Notes (or $205,000,000 aggregate principal amount if the underwriters’ over-allotment option is exercised in full).

Maturity Date:	December 15, 2020, unless earlier converted, redeemed or repurchased.

Interest Rate:	2.25% per annum, accruing from the Settlement Date.

Interest Payment Dates:	June 15 and December 15 of each year, beginning on June 15, 2014.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

NYSE Last Reported Sale Price on December 3, 2013:	$38.64 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 37% above the NYSE Last Reported Sale Price on December 3, 2013.

Initial Conversion Price:	Approximately $52.94 per share of the Issuer’s common stock.

Initial Conversion Rate:	18.8905 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Redemption:	The Issuer may not redeem the Notes prior to December 20, 2017. The Issuer may redeem for cash all or part of the Notes, at the Issuer’s option, on or after December 20, 2017 if the last reported sale price of the Issuer’s common stock has been at least 125% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Issuer provides notice of redemption at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

Use of Proceeds:	The Issuer estimates that the net proceeds from the Offering will be approximately $195.2 million (or approximately $200.1 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer intends to use the net proceeds from the Offering to repay, redeem or refinance $200.0 million in principal amount of unsecured senior notes due December 15, 2013, which bear interest at 6.25%, together with accrued and unpaid interest thereon. Pending such use, the Issuer intends to use the net proceeds from the Offering to invest in high-quality short-term investments.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer.

	Per Note	Total
Public Offering Price(1)	$1,000	$200,000,000
Underwriting discounts and commissions	$20	$4,000,000
Proceeds, before expenses, to the Issuer	$980	$196,000,000
(1) Plus accrued interest, if any, from the Settlement Date.

The estimated expenses of the Offering payable by the Issuer, exclusive of underwriting discounts and commissions, are approximately $773,000.

Trade Date:	December 4, 2013.

Settlement Date:	December 9, 2013.

CUSIP:	749685 AT0

ISIN:	US749685AT01

Joint Book-Running Managers:	Wells Fargo Securities, LLC Goldman, Sachs & Co.

Co-Managers:	Commerz Markets LLC HSBC Securities (USA) Inc. KeyBanc Capital Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Santander Investment Securities Inc.

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock, if any, to be added to the conversion rate per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

	Stock Price
Effective Date	$38.64	$40.00	$42.50	$45.00	$47.50	$50.00	$52.94	$55.00	$60.00	$66.17	$70.00	$80.00
December 9, 2013	6.9894	6.3979	5.4392	4.6313	3.9478	3.3672	2.7937	2.4508	1.7794	1.1884	0.9176	0.4454
December 15, 2014	6.9894	6.2596	5.1429	4.3460	3.6746	3.1072	2.5496	2.2183	1.5755	1.0186	0.7682	0.3434
December 15, 2015	6.9894	6.2250	4.8572	4.0681	3.4064	2.8509	2.3087	1.9890	1.3755	0.8551	0.6262	0.2520
December 15, 2016	6.9894	6.2005	4.7405	3.8459	3.1839	2.6318	2.0975	1.7853	1.1943	0.7061	0.4977	0.1730
December 20, 2017	6.9894	6.1955	4.7006	3.7078	3.0276	2.4648	1.9264	1.6152	1.0373	0.0000	0.0000	0.0000
December 15, 2018	6.9894	6.1855	4.6589	3.6204	2.8982	2.3077	1.7518	1.4366	0.8688	0.0000	0.0000	0.0000
December 15, 2019	6.9894	6.1500	4.6420	3.4512	2.6448	1.9986	1.4103	1.0901	0.5534	0.0000	0.0000	0.0000
December 15, 2020	6.9894	6.1095	4.6389	3.3317	2.1621	1.1095	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable.

•	If the stock price is greater than $80 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•	If the stock price is less than $38.64 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 25.8799 shares of common stock, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated December 2, 2013, and an accompanying prospectus, dated April 8, 2011) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Wells Fargo Securities, LLC, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York 10152, by calling (800) 326-5897 or by emailing cmclientsupport@wellsfargo.com or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, by calling 1-866-471-2526 or by emailing prospectus-ny@ny.email.gs.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated December 2, 2013, and the accompanying prospectus, dated April 8, 2011. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.